SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November 2022

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No     ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.	An announcement regarding termination of American Depositary Shares program of China Petroleum & Chemical Corporation (the “Registrant”); and
2.	A copy of monthly return for equity issuer of the Registrant;

Each made by the Registrant on November 2, 2022.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

ANNOUNCEMENT OF TERMINATION OF AMERICAN DEPOSITARY SHARES PROGRAMME

This announcement is made by China Petroleum & Chemical Corporation (the “Company”) on a voluntary basis, and reference is made to the announcement of the Company dated 12 August 2022 in relation to the Company’s voluntary delisting of its American depositary shares (“ADSs”) from the New York Stock Exchange (“NYSE”) and depending on the relevant actual circumstances in the future, the application for the deregistration of the Company's ADSs and the underlying H shares (the “H Shares”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that the relevant standards of the Exchange Act are met.

The delisting of the Company’s ADSs has taken effect on 8 September 2022 (U.S. Eastern time). On 2 November 2022, the Company, as duly authorized by its board of directors, has delivered a termination letter to Citibank, N.A., the depositary for the Company’s ADSs (the “Depositary”), for the termination of the ADS programme of the Company (the “ADS Programme”). As of 31 October 2022, the number of outstanding ADSs was 4,647,351, representing 464,735,100 H Shares, and the number of H Shares underlying the ADSs represented approximately 1.83% of the Company’s total issued H Shares.

On 3 November 2022 (U.S. Eastern time), the Depositary will distribute a notice to all holders of ADSs that the termination of the ADS Programme will become effective on 5 December 2022 (U.S. Eastern time). Holders of ADSs will have the right, until 5 June 2023 (U.S. Eastern time), to return the ADSs to the Depositary in exchange for H Shares of the Company with each ADS surrendered to be exchanged into 100 H shares of the Company in accordance with the terms and conditions of the deposit agreement. The Company’s H shares are traded on The Stock Exchange of Hong Kong Limited. After 5 June 2023 (U.S. Eastern time), the Depositary expects to commence the sale of H Shares of the Company represented by the then outstanding ADSs as soon as practicable, and will pay the net cash proceeds, after deducting applicable fees and expenses, to the holders of such remaining ADSs.

For more information regarding the termination of the ADS Programme, please refer to the Frequently Asked Questions regarding the ADR Programme of China Petroleum & Chemical Corporation published by the Company on its website at http://www.sinopec.com/listco/en/Resource/Pdf/2022110201.pdf.

1

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC
2 November 2022

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

2

Document 2

Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended:	31 October 2022	Status:	New Submission

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer:	China Petroleum & Chemical Corporation

Date Submitted:	02 November 2022

I. Movements in Authorised / Registered Share Capital

1. Type of shares	Ordinary shares	Class of shares	Class H	Listed on SEHK (Note 1)	Yes
Stock code	00386	Description	H shares
Number of authorised/registered shares	Par value	Authorised/registered share capital
Balance at close of preceding month	25,513,438,600	RMB	1	RMB	25,513,438,600
Increase / decrease (-)	RMB
Balance at close of the month	25,513,438,600	RMB	1	RMB	25,513,438,600

2. Type of shares	Ordinary shares	Class of shares	Class A	Listed on SEHK (Note 1)	No
Stock code	600028	Description	A shares
Number of authorised/registered shares	Par value	Authorised/registered share capital
Balance at close of preceding month	95,557,771,046	RMB	1	RMB	95,557,771,046
Increase / decrease (-)	RMB
Balance at close of the month	95,557,771,046	RMB	1	RMB	95,557,771,046

Total authorised/registered share capital at the end of the month:	RMB	121,071,209,646

II. Movements in Issued Shares

1. Type of shares	Ordinary shares	Class of shares	Class H	Listed on SEHK (Note 1)	Yes
Stock code	00386	Description	H shares
Balance at close of preceding month	25,513,438,600
Increase / decrease (-)	-54,414,000
Balance at close of the month	25,459,024,600

2. Type of shares	Ordinary shares	Class of shares	Class A	Listed on SEHK (Note 1)	No
Stock code	600028	Description	A shares
Balance at close of preceding month	95,557,771,046
Increase / decrease (-)	0
Balance at close of the month	95,557,771,046

III. Details of Movements in Issued Shares

(A).	Share Options (under Share Option Schemes of the Issuer) Not applicable

(B).	Warrants to Issue Shares of the Issuer which are to be Listed Not applicable

(C).	Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) Not applicable

(D).	Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes) Not applicable

(E).	Other Movements in Issued Share

1. Type of shares issuable (Note 5 and 6)	Ordinary shares	Class of shares	Class H	Shares issuable to be listed on SEHK (Note 1, 5 and 6)		Yes
Stock code of shares issuable (if listed on SEHK) (Note 1, 5 and 6)		00386
Type of Issue	At price (if applicable)		Issue and allotment date (Note 5 and 6)	General Meeting approval date (if applicable)	No. of new shares of issuer issued during the month pursuant thereto (E)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Currency	Amount
1). Repurchase of shares			14 October 2022	18 May 2022	-54,414,000

2. Type of shares issuable (Note 5 and 6)	Ordinary shares	Class of shares	Class A	Shares issuable to be listed on SEHK (Note 1, 5 and 6)		No
Stock code of shares issuable (if listed on SEHK) (Note 1, 5 and 6)
Type of Issue	At price (if applicable)		Issue and allotment date (Note 5 and 6)	General Meeting approval date (if applicable)	No. of new shares of issuer issued during the month pursuant thereto (E)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Currency	Amount
1) Repurchase of shares				18 May 2022	0

Total E (Ordinary shares Class H):	-54,414,000

Total E (Ordinary shares Class A):	0

Total increase / decrease (-) in Ordinary shares Class H during the month (i.e. Total of A to E)	-54,414,000

Total increase / decrease (-) in Ordinary shares Class A during the month (i.e. Total of A to E)	0

Remarks:

The Company has repurchased 117,414,000 H shares as of 31 October 2022 and cancelled shares repurchased on 21st, 22nd, 23rd, 26th and 27th September 2022 on 14 October 2022 totalling 54,414,000 shares.

IV. Information about Hong Kong Depositary Receipt (HDR)     Not applicable

V. Confirmations

We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable:

(Note 2)

(i)	all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)	all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 3);

(v)
all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)
completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)
the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Submitted by:	Huang Wensheng

Title:	Vice President and Secretary to the Board of Directors
(Director, Secretary or other Duly Authorised Officer)

Notes

1.	SEHK refers to Stock Exchange of Hong Kong.

2.
Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

3.	“Identical” means in this context:
•	the securities are of the same nominal value with the same amount called up or paid up;
•
they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

•	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

4.	If there is insufficient space, please submit additional document.

5.	In the context of repurchase of shares:
•	“shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and
•	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and
•	“type of shares issuable” should be construed as “type of shares repurchased”; and
•	“issue and allotment date” should be construed as “cancellation date”

6.	In the context of redemption of shares:
•	“shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and
•	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and
•	“type of shares issuable” should be construed as “type of shares redeemed”; and
•	“issue and allotment date” should be construed as “redemption date”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: November 4, 2022